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                                                                  EXHIBIT A

August 26, 1999

Scott N. Semel
Executive Vice President,
    General Counsel and Secretary
Designs, Inc.
66 B Street
Needham, MA   02194

          Re: Annual Meeting of Stockholders


Dear Mr. Semel:

  As you know, the anniversary date of Designs, Inc.'s last annual meeting of stockholders was June 9, 1999. Since the Board of Directors of Designs, Inc. ("Designs") had not scheduled an annual meeting by this date, I sent a letter to you on June 28, 1999, demanding that Designs immediately schedule the annual meeting and informing you that Jewelcor Management, Inc. ("JMI") would file a legal proceeding to compel an annual meeting if a meeting was not scheduled.

  In response to JMI's demand, the Board of Directors of Designs scheduled the annual meeting for September 13, 1999. However, on July 20, 1999, Designs rescheduled the annual meeting to September 22, 1999 without stating any basis for this action. Yesterday, the Board of Directors of Designs, again without stating any basis for its action, rescheduled the annual meeting for a second time to October 4, 1999. These delays are unnecessary and have caused the Company and JMI to waste money.

  The shareholders of Designs are entitled to a timely annual meeting to vote on matters that will determine the future of their Company. Unless you can give us immediate assurance that the annual meeting will take place in its entirety on October 4, 1999 without any adjournment, JMI intends to file an action tomorrow with the Delaware Court of Chancery to obtain an order compelling Designs' Board of Directors to hold the annual meeting on a date certain. If I do not receive written assurance from you by 10:00 a.m. tomorrow, JMI will file this action and will seek to recover its attorneys fees and costs incurred in this proceeding.


  Please feel free to contact me if you have any questions.


                                        Sincerely,



                                        Richard L. Huffsmith
                                        Vice President/General Counsel

RLH/kg

cc:David Ingles (Via Facsimile)